THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Milwaukee, Wisconsin

and

SCOR GLOBAL LIFE USA REINSURANCE COMPANY (f/k/a GENERALI USA LIFE

REASSURANCE COMPANY)

(Also referred to as “Reinsurer”)

Leawood, Kansas

TABLE OF CONTENTS

SECTION	PAGE #

1. Reinsurance	1

2. Currency	1

3. Administration and Expenses	1

4. Claims	1

5. Error and Oversight	3

6. Offset	3

7. Inspection of Records	3

8. Insolvency of NML	3

9. Arbitration	4

10. Premium Taxes	4

11. Reserved	4

12. Choice of Law	4

13. Assignment and Transfer	4

14. Publication Prohibited	5

15. Severability	5

16. Execution, Duration, and Termination of Agreement	5

17. Notice	5

18. Changes in Circumstances of Reinsurers	6

19. OFAC	6

20. Entire Agreement	6

21. Confidentiality	7

22. DAC Tax	10

This Agreement is effective for applications signed on or after March 31, 2013 by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin (“NML”) and Generali USA Life Reassurance Company (“Reinsurer”), Leawood, Kansas.

Any applicable distribution of the pooling is set forth in the attached Exhibit A.

NML and Reinsurer agree as follows:

1.	Reinsurance

1.1    NML agrees to cede and Reinsurer agrees to accept the risk specified under the terms set forth in this Agreement, including its Exhibits.

2.	Currency

2.1    All amounts reinsured under this Agreement and all payments by NML and Reinsurer shall be in United States dollars.

3.	Administration and Expenses

3.1    Reinsurance effected under Exhibit A shall be administered by NML in accordance with its reinsurance administrative system which shall include providing : (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes except for Excess policies; (c) monthly electronic records of reinsured policies in force, as well as new issues, terminations, and other changes except for Excess policies; and (d) monthly electronic summaries and records of statutory reserves on reinsured policies. NML does not intend to offset premiums with claims as claim reimbursements will be requested on a continuous basis.

3.2    NML will furnish Reinsurer with specimen copies of its application and policy forms (including any applicable riders), and such tables of rates and values as are reasonably required and requested for proper administration of the business reinsured under this Agreement.

3.3    NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

4. Claims

4.1    NML shall give Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. Reinsurer will abide by all claim payments and settlements of NML. Upon request, NML will give affected Reinsurer copies of proofs and other documents bearing on a claim.

4.2    Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. Reinsurer’s share shall be due within twenty (20) days of receipt by the Reinsurer of notification by NML that the claim has been settled.

4.3    Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim.

4.4    In the event of adjustment by NML in the amount of any claim due to misstatement of age or sex of the insured, reinsurance under this Agreement will be recalculated as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted retroactively without interest to reflect the correct age and sex. NML and Reinsurer will then participate in the adjusted claim amount, each in the same share as it held before discovery of the misstatement.

4.5    In the event of misstatement of tobacco habits, NML shall have sole authority to rescind the policy or to adjust the policy premiums or benefits accordingly. In the event the policy premium is adjusted, reinsurance premiums shall be retroactively adjusted accordingly without interest; Reinsurer shall retain that portion of the total risk that it held before the discovery of the misstatement, even if it would not have held that share had there been no such misstatement; and each Pool Reinsurer shall pay its respective share of the net settlement made by NML.

4.6    NML and Reinsurer shall bear, Reinsurer according to their share of the risk on the affected policy and NML according to its share, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML’s salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request Pool Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

4.7    NML shall not be required to notify Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. Reinsurer shall pay its respective share of the costs of any such contest or defense, however, including its share of any costs of a rescission action, but Reinsurer shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML’s actions.

4.8    In the event of rescission, NML shall recover from Reinsurer all reinsurance premiums, net of allowances, on the policy rescinded.

4.9    This section covers policies paid on a monthly basis. Effective as of July 1, 2013, if there is a claim for a covered death under a reinsured policy that is incurred prior to July 1, 2013 for which reinsurance benefits have not been paid as of July 1, 2013, or a claim for a covered death is incurred on or after July 1, 2013, reinsurance premium for the month in which the insured’s death occurs will be paid to the Reinsurer for the reinsured policy for that month, from the first of the month to the date of the insured’s death (the “Final Month’s Premium”). Payment of the Final Month’s Premium will be made either as part of the other reinsurance premiums paid under NML’s administrative system, or by ACH. If payment is by ACH, the payment will be made during the monthly billing cycle.

5.	Error and Oversight

5.1    If, through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “errors”), Reinsurer or NML fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position it would have occupied if the error had not occurred, including the effect of the time value of money, using the 13-week U.S. Treasury Bill rate or such other rate to which the parties may agree.

5.2    If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to fashion a prompt resolution to the situation created by the error that is fair and reasonable and most closely approximates the intent of the parties as evidenced by this Agreement. However, Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement. If either party discovers that NML has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, Reinsurer may require NML to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

6.	Offset

6.1    Any amount which either NML or any Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them.

7.	Inspection of Records

7.2    At any reasonable time during normal business hours and upon prior reasonable written notice, Reinsurer may inspect and copy, at its own expense, at the Home Office of NML, all existing records of applications for policies reinsured under this Agreement and any and all administration records pertaining to reinsurance under this Agreement.

7.3    At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect and copy, at its own expense, at the Home Office of Reinsurer, any and all administration records pertaining to reinsurance under this Agreement.

8.	Insolvency of NML

8.1    In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim Reinsurers may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by Reinsurer shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Reinsurer.

9.	Arbitration

9.1    The parties agree to act in all dealings with the highest good faith; however, if NML and Reinsurer, or any of them, cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through final and binding arbitration in accordance with the Arbitration Rules attached as Exhibit C. The parties agree that the threshold question of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries. Notwithstanding the foregoing, this section shall not apply to any action in which one party seeks injunctive relief or any other form of equitable remedy.

9.2    The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Section 8.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and Reinsurer hereby consent to the jurisdiction of such court to enforce this Section 8 and to confirm and enforce the performance of any arbitration award obtained hereunder.

9.3    The decision of the arbitrators shall be final and binding, and there shall be no appeal from the arbitrators’ decision, except as provided in the Federal Arbitration Act. The arbitrators are specifically precluded from incorporating in any award extra contractual damages of any type including punitive or consequential damages.

9.4    In any dispute between NML and Reinsurer which involves more than one reinsurance agreement between NML and the Reinsurer, the parties agree that the arbitration provision in the reinsurance agreement with the most recent effective date shall govern the arbitration.

9.5    Notwithstanding anything in this Agreement to the contrary, however, Pool Reinsurers may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

10.	Premium Taxes

10.1    Reinsurer will not reimburse NML for premium taxes.

11.	Reserved

12.	Choice of Law

12.1    This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

13. Assignment	and Transfer

13.1    This Agreement may not be assigned or transferred by NML without the prior written consent of Reinsurer; and this Agreement, any rights or duties under this Agreement,

or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML’s prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by Reinsurer, it being understood that all retrocessions are governed by Exhibit E.

14.	Publication Prohibited

14.1    Reinsurer shall not publish (whether orally or in writing) or otherwise use their reinsurance relationships with NML in connection with its insurance operations, if any; provided, however, that Reinsurer may disclose its reinsurance relationships with NML, and facts pertinent thereto, to regulatory authorities and in material filed with regulatory authorities as required by law.

15.	Severability

15.1    If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

15.2    If the operation of any provision of Exhibit E of this Agreement is determined, by any regulatory authority having jurisdiction, to foreclose NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election declare such provision to be null and void as Reinsurer, whereupon it shall be so, the parties to abide by the remainder of this Agreement in accordance with its terms.

16.	Execution, Duration, and Termination of Agreement

This Agreement shall be of unlimited duration. It may be amended at any time as to NML and Reinsurer upon written agreement, signed by NML and the Reinsurer. In addition to termination rights afforded by Exhibit E, this Agreement may be terminated, for purposes of new business only, upon one hundred twenty (120) days prior written notice to NML, by Reinsurer; and it may be terminated by NML, upon one hundred twenty (120) days prior written notice to the Reinsurer; however, termination by NML or Reinsurer under this Section 15.1, but not Exhibit E, may not occur sooner than September 30, 2014. In any case of termination under this Section 16.1, however, the Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

17.	Notice

All notices required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon electronic confirmation of a facsimile transmission, or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address:

If to NML:

The Northwestern Mutual Life Ins. Co.

720 E. Wisconsin Ave.

Milwaukee, WI 53217

ATTN: Chief Actuary

If to Reinsurer:

SCOR Global Life USA Reinsurance Company (f/k/a Generali USA Life Reassurance Company)

11625 Rosewood, Street

Leawood, KS 66211

ATTN: Treaty Department

18.	Changes in Circumstances of Reinsurers

18.1    In view of the importance of financially sound reinsurers to the financial security of NML’s policyholders, NML and Reinsurer agree to the information, security, transfer of risk, and other provisions set forth in attached Exhibit I, Changes in Circumstances of Reinsurer.

19.	OFAC

19.1    NML represents that it is, and shall use best efforts to continue to be, in compliance with all laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement (collectively “Laws”), including, but not limited to, sanctions Laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such Laws may be amended from time to time. Neither NML nor Reinsurer shall be required to take any action under this Agreement that would result in it being in violation of said Laws, including, but not limited to, making any payments in violation of the Law. Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Law, the party who first becomes aware of the violation of the Law shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions. The parties agree that such transaction shall be null, void and of no effect from its inception, to the same extent as if the transaction had never been entered into. Each party will be restored to the position it would have occupied if the violation had not occurred, including the return of any payments received, unless prohibited by law. The parties agree that if, in consultation with OFAC, the retail insurance contract is determined to be payable (whether to the named beneficiary or otherwise), reinsurance under this Agreement is contemporaneously reinstated.

20.	Entire Agreement

20.1    This Agreement, including the Exhibits, constitutes the entire agreement between NML and Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement. NML and Reinsurer acknowledge that all information shared between the parties related to this Agreement is subject to any applicable confidentiality agreement separately entered into by the parties.

20.2    Other than the possibility of routine claim disputes, NML and Reinsurer acknowledge and agree that, based upon facts known as of the date this Agreement is signed, there is no existing dispute or disagreement regarding this or any other reinsurance agreement between them.

20.3    The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

21.	Confidentiality

21.1    NML and Reinsurer agree that neither party will disclose or use “Proprietary Information” or “Non-public Information” (collectively “Information”) provided under this Agreement in any way except for the purposes for which the information was provided.

21.1.1    “Proprietary Information” means any tangible or intangible proprietary or confidential information, materials or trade secrets belonging to the disclosing party or its affiliates (whether disclosed orally, in writing, in electronic format or otherwise), including, but not limited to the disclosing party’s: computer systems; processes, methods and techniques; equipment; data; reports; know-how; existing and proposed contracts with third parties; business plans, including information concerning the existence and scope of activities of any research, development, marketing or other projects of the disclosing party, which are furnished, disclosed, learned or otherwise acquired by the recipient during or in the course of discussions preceding the business relationship between the parties memorialized by this Agreement or in the course of performance under this Agreement.

21.1.2    “Non-Public Information” means personally-identifiable financial and/or health information (whether disclosed orally, in writing, in electronic format or otherwise) that (i) is provided by a consumer to either party or its affiliates, (ii) results from a transaction with or service performed for the customer by either party or its affiliates, or (iii) is otherwise obtained by either party or its affiliates from sources other than those that are generally publicly available.

21.2    Security Measures. NML and Reinsurer also agree that each party will implement information security measures to ensure that it and any third party used by it will protect the Information. NML and Reinsurer further agree that such security measures shall meet or exceed accepted industry standards for businesses of similar size within the insurance and reinsurance industry.

21.3    Each Party agrees to use the Information of the other Party for the sole purpose of performing its obligations under this Agreement. Each party agrees not to permit the use or possession of Information of the other Party in whole or in part for any purpose by any third party not authorized in advance and in writing by the other Party, except that Information may be disclosed without advanced written authorization, to retrocessionaires, auditors, or the Medical Information Bureau (MIB) as required in order for a Party to perform its obligations under this Agreement. At the termination of this Agreement, and as permitted by law and regulation, each Party shall, at the other Party’s option, either promptly return to such Party the originals and all copies of any material, in whatever medium or form, containing Information or dispose of the Information in a secure manner so as to protect against unauthorized access to the discarded Information, and upon request, either party shall provide the other party with a certificate of destruction or other documentation indicating that it has complied with this paragraph; provided , however, that notwithstanding the foregoing the Party receiving the Information shall not be required to return or destroy (or certify the return or destruction of) the Information that it is required to maintain under applicable law or that is retained in accordance with its internal document retention or electronic archiving policies or procedures.

21.4    Each party will require all third parties receiving the other party’s Information to agree to terms substantially similar to the terms of this section 20.

21.5    Each Party will restrict disclosure of Information to employees and third parties with a business need to know. Each Party will notify the other Party promptly of any theft, loss, misplacement, or breach of security of any Information, in whatever form, and of any disclosure of any Information in violation of this Agreement.

21.6    In the event a Party is directed by valid court order or other judicial or administrative process to disclose the Information of the other Party, the disclosing Party agrees to provide the other Party with prompt notice of such order or process, if not legally prohibited from doing so, so that such Party may seek a protective order or other remedy.

21.7    The Parties agree and acknowledge that a Party may suffer irreparable harm, damage, and loss in the event that any of its Information is used for unauthorized purposes or comes into the possession of any unauthorized person. Accordingly, in the event of any breach or threatened breach of this Agreement, either party shall be entitled to seek injunctive relief, including specific performance, in addition to all other remedies available at law or in equity.

21.8    Neither Party shall do either of the following without the prior written consent of the other Party: (i) store any Information of the other Party outside of the United States, or (ii) access remotely from outside the United States any Information of the other Party, provided, however, that these restrictions shall not apply to the storage or remote access to Information with respect to a Party’s retrocessionaires, or with respect to the parent or other affiliate of a Party, and further provided that such storage or access is required in order for a Party to perform its obligations under this Agreement.    Further, to the extent that Reinsurer is performing services for NML under this Agreement, Reinsurer shall not, without the prior written consent of NML, perform any services outside of the United States for or on behalf of NML.

21.9    The parties agrees to comply with any and all applicable federal and state laws and regulations pertaining to the safeguarding and privacy of Information.

21.10    All Information disclosed in connection with the performance of services under this Agreement shall be and remain the absolute and exclusive property of the disclosing party forever.

21.11    Non-Public Information. NML acknowledges that Reinsurer is an insurance company which, pursuant to the Agreement, will reinsure certain risks of NML. To that end, NML will provide certain information concerning the risks in an amount and detail sufficient for Reinsurer to provide reinsurance coverage (the “Cession Information”). Absent such information, insurance/reinsurance cannot be provided. A limited amount of such information will be in such detail as to meet the definition of Non-Public Information. NML acknowledges and agrees that the Cession Information, including the Non-Public Information, will form a part of Reinsurer’s records which it must maintain in accordance with the relevant insurance regulations. Notwithstanding such status, NML maintains an interest in Pool Reinsurer adhering to relevant privacy, data breach and other similar statutory provisions applicable to information of this type.

To that end, Reinsurer will implement security measures as described herein to maintain the confidentiality of Cession Information. Further, Reinsurer will adhere to all statutes and regulations applicable to the maintenance and use of such information.

21.12    Proprietary Information. NML and Reinsurer shall hold Proprietary Information in confidence and shall not use or exploit such Information for its own benefit or the benefit of another without the prior written consent of the disclosing party. Recipient may, in the performance of services under the Agreement, disclose Proprietary Information to either affiliated or non-affiliated third parties who have a business need to know the Proprietary Information related to the purposes of this Agreement, provided such persons are informed of and agree in writing to comply with the confidentiality obligations of this Agreement.

21.13    Limitation on Obligations

    21.13.1    The obligations of the recipient specified above shall not apply to any Proprietary Information to the extent that such Information:

    21.13.2    is known by or in the possession of the recipient prior to disclosure in accordance with this Agreement, provided that, the Information is not known by the recipient to be subject to another confidentiality agreement with the disclosing party or other obligations of confidentiality to the disclosing party;

    21.13.3    is generally known to the public at the time of disclosure or becomes generally known through no wrongful act on the part of the recipient or any of its representatives, including breach of this Agreement;

    21.13.4    becomes known to the recipient through disclosure by sources other than the disclosing party having the legal right to disclose such Information;

    21.13.5    has been independently developed by the recipient without reference to or use of the Information;

    21.13.6    is required to be disclosed by the recipient to comply with a court order or other legal or regulatory process, provided that the recipient provides prior written notice of such disclosure to the disclosing party and takes commercially reasonable and lawful actions to avoid and/or minimize the extent of such disclosure.

21.14    Except as specifically set forth above, the receiving party’s obligation to protect the disclosing party’s Information shall continue in perpetuity;

21.15    Violation of Law. Notwithstanding the foregoing, neither party shall disclose Information to any other party if such disclosure would violate applicable Federal or State Privacy Regulations or Statutes.

21.16    Breach. If there is a breach of terms contained in this Section, either Party will promptly give notice to the other of the breach in writing and an opportunity to cure such breach within fifteen (15) days of receipt of such notice.

22.	DAC Tax

22.1    NML and Reinsurer represent and warrant that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”).

22.2    NML and Reinsurer (for purposes of this section each, singularly, a “party” and collectively, the “parties”) agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code (“Regulations”):

  22.2.1    The party with a positive net consideration for the Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

  22.2.2    For purposes of this section, “consideration” shall be determined in accordance with Section 1.848-2(f) of the Regulations.

  22.2.3    The parties agree to exchange information pertaining to the amount of net consideration under the Agreement to effect this election and to ensure consistency in the computation of net consideration.

  22.2.4    NML will submit a Schedule to Reinsurer by April 1 of each year of its calculation of the net consideration under the Agreement for the preceding calendar year. Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

  22.2.5    This election shall be effective for all taxable years for which the Agreement remains in effect.

This Agreement is executed in duplicate by NML and Pool Reinsurer by their respective officers duly authorized to do so on the date below.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY		SCOR GLOBAL LIFE USA REINSURANCE COMPANY (f/k/a GENERALI USA LIFE REASSURANCE COMPANY)

By:	/s/ Jason T. Klawonn	By:	/s/ David A. Gates

Name:	Jason T. Klawonn	Name:	David A. Gates

Title:	Vice President Actuary	Title:	SVP

By:	/s/ J. Wesley Warren	By:	/s/ Michael A. Scearce

Name:	J. Wesley Warren	Name:	Michael A. Scearce

Title:	Asst. Gen. Counsel & Asst. Sect.	Title:	Associate General Counsel & VP

Date Signed:	11-25-13	Date Signed:	12/2/2013